                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Schedule 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No  1 )*
                                             ---

                                  Datakey, Inc.
                               -------------------
                                (Name of Issuer)

                          Common Stock, $.05 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                   237909 10 6
                                ----------------
                                 (CUSIP Number)

                               Thomas G. Lovett IV
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                             80 South Eighth Street
                          Minneapolis, Minnesota 55402
                            Telephone: (612) 371-3273
                           Fax Number: (612) 371-3207
                           --------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 11, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                                Page 1 of 8 Pages

-----------------------------                        ---------------------------
CUSIP No.  23709 10 6                  13D                Page 2 of 8 Pages
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                      Raymond A. Lipkin
---------  ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

---------  ---------------------------------------------------------------------
    3      SEC USE ONLY

---------  ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
---------  ---------------------------------------------------------------------
    5      CHECK  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

---------  ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Raymond A. Lipkin is a citizen of the United States.
---------  ---------------------------------------------------------------------
                          7     SOLE VOTING POWER

       NUMBER OF                               661,000
        SHARES        --------- ------------------------------------------------
     BENEFICIALLY         8     SHARED VOTING POWER
       OWNED BY
         EACH                                   10,000
       REPORTING      --------- ------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH:
                                               661,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                                10,000
---------  ---------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     671,000
---------  ---------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (see instructions)                                               [ ]

---------  ---------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      11.1%
---------  ---------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                                       IN
---------  ---------------------------------------------------------------------

-----------------------------                        ---------------------------
CUSIP No.  23709 10 6                  13D                Page 3 of 8 Pages
--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

                      Caroline M. Lipkin
---------  ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

---------  ---------------------------------------------------------------------
    3      SEC USE ONLY

---------  ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (see instructions)

                      PF
---------  ---------------------------------------------------------------------
    5      CHECK  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]

---------  ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Caroline A. Lipkin is a citizen of the United States.
---------  ---------------------------------------------------------------------
                          7     SOLE VOTING POWER

       NUMBER OF                                10,000
        SHARES        --------- ------------------------------------------------
     BENEFICIALLY         8     SHARED VOTING POWER
       OWNED BY
         EACH                                      -0-
       REPORTING      --------- ------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH:
                                                10,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                                   -0-
---------  ---------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                      10,000
---------  ---------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
            (see instructions)                                               [X]

---------  ---------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       .17%
---------  ---------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (see instructions)

                                       IN
---------  ---------------------------------------------------------------------

ITEM 1.  Security and Issuer

         This statement relates to shares of the common stock, par value $0.05 per share (the "Common Stock") and immediately exercisable warrants, each for purchase of one share of Common Stock (the "Warrants"), of Datakey, Inc., a Minnesota corporation (the "Issuer"). The Issuer's principal executive offices are located at 407 West Travelers Trail, Burnsville, Minnesota 55337-2554.

ITEM 2.  Identity and Background

         (a)      Name. This statement is being filed by Raymond A. Lipkin.

         (b) Address: Mr. Lipkin's address is 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

         (c) Mr. Lipkin is retired. He was previously employed as an investment advisor.

         (d) During the last five years, Mr. Lipkin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

         (e) During the last five years, Mr. Lipkin has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

         (f)      Citizenship. Mr. Lipkin is a citizen of the United States.


         Identity and Background - Reporting Persons Holding Less than 5% of the Issuer's Outstanding Shares

Caroline M. Lipkin

         (a)      Name: Caroline M. Lipkin

         (b) Residence Address: c/o Raymond A. Lipkin, 161 Ferndale Avenue South, Wayzata, Minnesota 55391.

         (c)      Principal Occupation: Ms. Lipkin is a photographer.

         (d)      Criminal Convictions: None

         (e)      Civil Proceedings: None

         (f)      Citizenship: Ms. Lipkin is a citizen of the United States.


                               Page 4 of 8 Pages

ITEM 3.  Source And Amount of Funds or Other Consideration

         On February 11, 2000, Mr. Lipkin purchased 96,000 shares of Common Stock of the Issuer in a private placement by the Issuer. As part of the purchase, Mr. Lipkin also received 96,000 Warrants, each for purchase of one share of Common Stock of the Issuer. These shares and Warrants are in addition to Common Stock and Warrants previously purchased by Mr. Lipkin which have been previously reported. Pursuant to an offer by the Issuer in June 1999, Mr. Lipkin exchanged 22,000 Warrants for 22,000 shares of Common Stock. The securities reported in this filing reflect this exchange and include Mr. Lipkin's previous holdings of 309,000 shares of Common Stock and 160,000 Warrants for purchase of Common Stock of the Issuer.

         On January 6, 2000, Caroline M. Lipkin purchased 10,000 shares of Common Stock of the Issuer in an open market transaction.

ITEM 4.  Purpose of Transaction

         All of the reporting persons named in this filing have acquired the securities described in Items 1 and 5 of this Schedule 13D for personal investment purposes.

         All of the reporting persons named herein may, from time to time, (1) acquire additional shares of Common Stock (subject to availability at prices deemed favorable to such persons) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of Common Stock or Warrants in the open market, in privately negotiated transactions or otherwise.

         None of the reporting persons named herein have present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer

         (a) On February 11, 2000, Mr. Lipkin purchased 96,000 shares of Common Stock of the Issuer. The purchase also entitled Mr. Lipkin to 96,000 Warrants, each for purchase of one share of Common Stock of the Issuer. As of the date of this filing, Mr. Lipkin beneficially owns 671,000 securities, including 415,000 shares of Common Stock and 256,000 Warrants for purchase of shares of Common Stock, exercisable within 60 days of this filing, representing approximately 11.0% of the outstanding shares of Common Stock of the Issuer. This percentage is based upon 5,791,772 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-QSB filed with the Commission for the quarter ended October 2, 1999.

                  On January 6, 2000, Caroline M. Lipkin purchased 10,000 shares of Common Stock of the Issuer in an open market transaction. Ms. Lipkin beneficially owns less than 1% of the outstanding securities of the Issuer.


                               Page 5 of 8 Pages

         (b) As of the date of this filing, the reporting persons named herein own the following shares of Common Stock of the Issuer:

                                           Shares        Percentage of
                        Name                Owned      Outstanding Shares
                        ----                -----      ------------------

                  Raymond A. Lipkin        671,000*           11.1%
                  Caroline M. Lipkin        10,000        (Less than 1%)

                  *Includes 256,000 Warrants immediately exercisable for purchase of Common Stock on an as converted basis.

                  This report is being filed with respect to the foregoing 671,000 shares of Common Stock and Warrants of the Issuer, of which (i) 405,000 shares of Common Stock and 256,000 Warrants to purchase Common Stock are owned by Mr. Lipkin directly and are subject to his sole voting and dispositive power, and (ii) 10,000 shares are held by or on behalf of Caroline M. Lipkin and with respect to which Mr. Lipkin has management and shared voting power. Mr. Lipkin disclaims beneficial ownership with respect to the 10,000 shares purchased by Caroline M. Lipkin and Ms. Lipkin hereby disclaims beneficial ownership of all other securities identified in this filing except the 10,000 shares purchased in her name.

         (c) Transactions in the Common Stock effected by the named reporting persons in the last 60 days are described above and were effected either in open market purchases or as a result of a private placement by the Issuer. Other than as described above, the named reporting persons have not effected any transactions in the securities of the Issuer during the past sixty days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Mr. Lipkin has an understanding with certain family members described in Items 5(b) and (d) above for management of their respective holdings of the Common Stock of the Issuer. Mr. Lipkin does not otherwise have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

ITEM 7.  Materials to be filed as Exhibits

         Exhibit 1    Joint Filing Agreement.


                               Page 6 of 8 Pages

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


February 21, 2000

                                                 /s/ Raymond A. Lipkin
                                                 ---------------------
                                                 Raymond A. Lipkin


February 21, 2000

                                                 /s/ Caroline M. Lipkin
                                                 ----------------------
                                                 Caroline M. Lipkin



                               Page 7 of 8 Pages

                           Exhibit 1 to Schedule 13D/A

                             JOINT FILING AGREEMENT




         The undersigned parties hereby agree that this Schedule 13-D/A relating to securities of Datakey, Inc. shall be filed on behalf of each of them.


February 21, 2000

                                                 /s/ Raymond A. Lipkin
                                                 ---------------------
                                                 Raymond A. Lipkin


February 21, 2000

                                                 /s/ Caroline M. Lipkin
                                                 ----------------------
                                                 Caroline M. Lipkin




                                Page 8 of 8 Pages